 Exhibit 99.1

Acorn International Announces Suspension of Current Roche Take Private Proposal; Buyer Group Cites Uncertainty Regarding COVID-19

SHANGHAI, China, February 18, 2020 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), today announced that on February 14, 2020, Mr. Robert W. Roche delivered a letter (the “February 2020 Letter”) to the special committee of the board of directors of the Company (the “Special Committee”) informing the Special Committee that in light of the uncertainties regarding the impact that the 2019 novel coronavirus outbreak will have on the economy, at this time he and the shareholders of the buyer vehicle are not prepared to pursue the acquisition of the Company (the “Acquisition”) at a purchase price of $0.975 per ordinary share or $19.50 per American Depositary Share as set out in his preliminary non-binding proposal letter dated November 4, 2019. Mr. Roche also stated in the February 2020 Letter that he and the shareholders of the buyer vehicle remain interested in continuing negotiations with the Special Committee regarding the Acquisition. No additional terms or proposals have been discussed at this time and there can be no assurance that negotiations will continue or that a revised offer will be made, that any agreement related to the Acquisition will be reached, or that the Acquisition or any other similar transaction will be consummated.

The Special Committee scheduled a meeting to consider next steps in light of the February 2020 Letter. No decisions have been made with respect to the Company’s response.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “potential,” and similar statements. Such statements are based on current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond Acorn’s control, including whether an Agreement will be reached with respect to the Acquisition, which may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Contact:
Compass Investor Relations
Ms. Elaine Ketchmere, CFA
Phone: +1-310-528-3031
Email: Eketchmere@compass-ir.com

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